Exhibit (a)(5)(B)

Fresh Del Monte Produce Inc.
For information, contact:
Christine Cannella
Assistant Vice President, Investor Relations
305-520-8433

FOR IMMEDIATE RELEASE

FRESH DEL MONTE PRODUCE ANNOUNCES COMMENCEMENT OF

MODIFIED DUTCH AUCTION TENDER OFFER FOR UP TO $175.0 MILLION IN VALUE

OF ITS OUTSTANDING ORDINARY SHARES

CORAL GABLES, Florida, November 3, 2014– Fresh Del Monte Produce Inc. (NYSE: FDP) (the “Company”) announced today that it is commencing a modified “Dutch auction” tender offer to purchase its outstanding ordinary shares, subject to the terms and conditions of the tender offer. The tender offer will expire at 11:59 p.m., New York City time, on December 2, 2014, unless extended or terminated by the Company. The Company is offering to purchase shares having an aggregate purchase price not exceeding $175.0 million.

Pursuant to the tender offer, the Company’s shareholders may tender all or a portion of their shares (1) at a price specified by the tendering shareholder of not less than $30.50 nor greater than $34.50 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, the Company will determine the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase the number of shares of its outstanding ordinary shares having an aggregate purchase price not exceeding $175.0 million. Shareholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders. These and other provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that are being distributed to shareholders. All shares purchased by the Company will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to shareholders after the expiration of the offer and determination of the purchase price.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Georgeson Inc. will serve as information agent for the tender offer. Credit Suisse Securities (USA) LLC is serving as the dealer manager. Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

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Fresh Del Monte Produce Inc.

The tender offer constitutes part of the stock repurchase program authorized by the Company’s board of directors and described in Section 11 of the Offer to Purchase. However, none of the Company, the Company’s board of directors, the dealer manager, the information agent or the depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. No person is authorized to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Shareholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers. Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase, Letter of Transmittal and related materials mailed to shareholders beginning on November 3, 2014.

News Release for Informational Purposes Only

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed today with the Securities and Exchange Commission in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (888) 566-8006, in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, or by email to: FreshDelMonte@Georgeson.com.

About Fresh Del Monte Produce Inc.

Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared food in Europe, Africa, the Middle East and the countries formerly part of the Soviet Union. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product innovation, quality, freshness and reliability for more than 100 years.

Forward-looking Information

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information—Risk Factors” in Fresh Del Monte Produce Inc.’s Annual Report on Form 10-K for the year ended December 27, 2013, along with other reports that the Company has on file with the Securities and Exchange Commission.

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